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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 ALKERMES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                  PENNSYLVANIA
                            (State of Incorporation)
                                   23-2472830
                      (I.R.S. Employer Identification No.)

                                64 SIDNEY STREET
                              CAMBRIDGE, MA 02139

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. ___

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. ___

     Securities to be registered pursuant to Section 12(b) of the Act:  None

     Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock par value $.01 per share

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The majority of the Registrant's authorized capital stock consists of Common Stock, par value $.01 per share. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences applicable to any series or class of capital stock with superior dividend rights that may be outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company has paid no cash dividends on any of its capital stock and does not anticipate paying cash dividends in the foreseeable future.

     In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any series or class of capital stock with superior liquidation rights that may be outstanding. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the Common Stock.

     The Pennsylvania Business Corporation Law of 1988, as amended (the "1988 BCL") includes certain shareholder protection provisions, which apply to the Registrant. The following is a description of those provisions of the 1988 BCL that apply to the Registrant and that may have an anti-takeover effect. This description of the 1988 BCL is only a summary thereof, does not purport to be complete and is qualified in its entirety by reference to the full text of the 1988 BCL.

          (i) Upon a control-share acquisition (acquiring person acquires or proposes to acquire 20%, 33 1/3% or 50% or more of the voting power of the Common Stock of the Registrant) the 1988 BCL operates to suspend the voting rights of the control shares (the newly acquired shares upon such an acquisition, plus any shares acquired within 180 days of exceeding a threshold) of an acquiring person upon a control share acquisition. The acquiring person can regain his right to vote such control shares upon the approval of a majority of the outstanding disinterested shares and a majority of all Common Stock.

          (ii) The disgorgement provisions require a controlling person (a person who acquired, offered to acquire or publicly disclosed the intention of acquiring at least 20% of the voting power of the Registrant) to disgorge "greenmail" profits, or profits realized from the disposition of the Registrant's securities within 18 months after becoming a controlling person and the security was acquired by the controlling person within 24 months before or 18 months after becoming a controlling person.

          (iii) The Control Transaction provisions allow holders of voting shares of a corporation to "put" their stock to an acquiror for fair value in the event of a control transaction (the acquisition of 20% of voting power over the Common Stock of the Registrant). Fair value is defined as not less than the highest price paid by the acquiror during a certain 90 day period.

          (iv) An interested shareholder (the beneficial owner of 20% of the voting stock either of a corporation or of an affiliate of the corporation who was at any time within the five-year period immediately prior to the date in question the beneficial owner of 20% of the voting stock of the corporation) cannot engage in a business combination with the corporation for a period of five years unless: (a) the board approves the business combination prior to the Interested Shareholder becoming such or the acquisition of shares in advance, or (b) if the interested shareholder owns 80% of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain "fair price" provisions. After the five-year period, the same restrictions apply, unless the transaction either is approved (a) by a majority of the disinterested shareholders and satisfies the fair price provisions or (b) by all shareholders.
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          (v) Corporations may adopt shareholders' rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby options to acquire shares or corporate assets are created and issued which contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving options and allows the exercise of options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction. Pursuant to the 1988 BCL, such poison pills may be adopted by the Board without shareholder approval.

          (vi) Shareholders of a corporation do not have a statutory right to call special meetings of shareholders or to propose amendments to the articles under the provisions of the 1988 BCL.

          (vii) In discharging the duties of their respective positions, the board of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider to the extent they deem appropriate, (i) the effects of any action upon shareholders, employees, suppliers, customers and creditors of the corporation are located, (ii) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation, (iii) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation, (iv) and all other pertinent factors. Further, the board of directors, committees of the board and individual directors are not required, in considering the best interests of the corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. The consideration of the foregoing factors shall not constitute a violation of the applicable standard of care.
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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            ALKERMES, INC.

                                                    /s/  MICHAEL J. LANDINE
                                            By: ................................
                                                      MICHAEL J. LANDINE
                                                  SENIOR VICE PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER

Dated: January 17, 1997